UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Genetron Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

37186H100**

(CUSIP Number)

Johnson Huang 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Tel: +86 (10) 6505-1166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Stock Market under the symbol “GTH.” Each ADS represents five ordinary shares, par value US$0.00002 per share (“ordinary shares”). On October 11, 2023, the Issuer announced a change of the ratio of its ADS to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifteen ordinary shares effective on or about October 26, 2023.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
China International Capital Corporation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
57,824,500
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
57,824,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,824,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
CICC Capital Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
57,824,500
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
57,824,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,824,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
44,165,500
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
44,165,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,165,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
44,165,500
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
44,165,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,165,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
Tianjin Kangyue Business Management Partnership (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
44,165,500
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
44,165,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,165,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
China International Capital Corporation (International) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
13,659,000
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
13,659,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,659,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
CICC Capital (Cayman) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
13,659,000
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
13,659,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,659,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
CICC Healthcare Investment Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
13,659,000
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
13,659,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,659,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 37186H100

1.	NAME OF REPORTING PERSONS
CICC Healthcare Investment Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
13,659,000
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
13,659,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,659,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 37186H100

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares of Genetron Holdings Limited, par value US$0.00002 (“Ordinary Shares”), an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-2/F, Building 11, Zone 1, No.8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China.

The Issuer’s ADS, each representing five ordinary shares, are listed on NASDAQ Global Market under the symbol “GTH.” On October 11, 2023, the Issuer announced a change of the ratio of its ADS to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifteen ordinary shares effective on or about October 26, 2023.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	China International Capital Corporation Limited (“CICC Listco”), a company established in People’s Republic of China;

(2)	CICC Capital Management Co., Ltd. (“CICC Capital Management”), a company established in People’s Republic of China;

(3)	CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd. (“CICC Kangzhi”), a company established in People’s Republic of China;

(4)	CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership) (“CICC Kangrui”), a partnership established in People’s Republic of China;

(5)	Tianjin Kangyue Business Management Partnership (Limited Partnership) (“Tianjin Kangyue”), a partnership established in People’s Republic of China;

(6)	China International Capital Corporation (International) Limited (“CICC International”), a company incorporated in Hong Kong;

(7)	CICC Capital (Cayman) Limited (“CICC Capital Cayman”), a company incorporated in the Cayman Islands;

(8)	CICC Healthcare Investment Management Limited (“CICC HIM”), a company incorporated in the Cayman Islands; and

(9)	CICC Healthcare Investment Fund, L.P. (“CICC Healthcare Investment”), an entity incorporated in the Cayman Islands.

(b) The principal business address of CICC Listco is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China. The principal business address of CICC Capital Management is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China. The principal business address of CICC Kangzhi is Section A C0049, Room 401, Building 1, 88 Qixing Road, Meishan, Beilun District, Ningbo, Zhejiang, People’s Republic of China. The principal business address of CICC Kangrui is Section A C0866, Room 401, Building 1, 88 Qixing Road, Meishan, Beilun District, Ningbo, Zhejiang, People’s Republic of China. The principal business address of Tianjin Kangyue is 113, Tower 2, Guotai Building, Yingbin Avenue (Ease Side), Tianjin Pilot Free Trade Zone (Central Business District), Tianjin, People’s Republic of China. The principal business address of CICC International is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. The registered address of each of CICC Capital Cayman, CICC HIM and CICC Healthcare Investment is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

CUSIP No. 37186H100

(c) The principal business of Tianjin Kangyue is business management. The principal business of CICC Healthcare Investment is investment holding. The principal business of CICC Kangrui is private equity investment. The principal business of CICC Kangzhi is equity investment management. The principal business of CICC HIM is investment management. The principal business of CICC Capital Cayman is investment holding. The principal businesses of CICC Capital Management are asset management, investment management, project investment and investment consulting. The principal business of CICC International is overseas investment holding. The principal businesses of CICC Listco are investment banking, equities business, fixed income, commodities and currency, asset management, private equity, wealth management and relevant financial services.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”) on June 26, 2020, Tianjin Kangyue acquired 44,165,500 series C preferred shares of the Issuer at RMB300 million in equivalent U.S. dollars and CICC Healthcare Investment acquired a total of 13,659,000 series D preferred shares of the Issuer at an aggregate amount of US$20 million from the Issuer in certain private placements. Upon the completion of the IPO in June 2020, all of the issued and outstanding preferred shares of the Issuer, including those preferred shares held by Tianjin Kangyue and CICC Healthcare Investment, automatically converted into and were re-designated as Ordinary Shares on a one-to-one basis.

Tianjin Kangyue’s source of fund was through the capital contributions from its limited partner, CICC Kangrui. CICC Healthcare Investment’s source of fund was through the capital contributions from its general partner, CICC HIM, and limited partners.

On October 11, 2023, the Issuer publicly announced that it had entered into an agreement and plan of merger, dated as of October 11, 2023 (the “Merger Agreement”), among New Genetron Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Genetron New Co Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”).

It is anticipated that approximately US$50.9 million will be expended in acquiring the outstanding Ordinary Shares other than the Rollover Shares (as defined below) pursuant to the Merger Agreement. The Merger will be funded through cash contribution by Wealth Strategy Holding Limited, Surrich International Company Limited, Tianjin Kangyue, CICC Healthcare Investment, CCB (Beijing) Investment Fund Management Co., Ltd. and Wuxi Huihongyingkang Investment Partnership (Limited Partnership) or their respective affiliates (each a “Sponsor” and collectively the “Sponsors”). Parent has entered into certain equity commitment letters with the Sponsors, each dated October 11, 2023 (the “Equity Commitment Letters”), pursuant to which the Sponsors have agreed, subject to the terms and conditions thereof, to provide the financing amounts, up to US$52.4 million, for the purpose of financing the Merger consideration and certain other expenses in connection with the Merger. Each Sponsor has entered into a limited guarantee (collectively, the “Limited Guarantees”) in favor of the Issuer or Genetron Health (Beijing) Co., Ltd. (“Genetron Beijing”), a wholly-owned subsidiary of the Issuer, each dated October 11, 2023, with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer and/or Genetron Beijing by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement. Each of Tianjin Kangyue, CICC Healthcare Investment and certain other shareholders of the Issuer has agreed to roll over certain ordinary shares (including ordinary shares represented by ADS) he or it beneficially owns (the “Rollover Shares,” and the holder thereof, “Rollover Shareholders”) in connection with the Merger in accordance with the terms and conditions of the relevant rollover and support agreement entered into with Parent dated October 11, 2023 (the “Support Agreement”).

The descriptions of the Merger, the Merger Agreement, the Equity Commitment Letters, the Limited Guarantees and the Support Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

CUSIP No. 37186H100

Item 4. Purpose of Transaction

On October 11, 2023, the Issuer entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.272 per Ordinary Share or US$1.36 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated June 18, 2020, entered into by and among the Issuer, the Bank of New York Mellon (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which will be cancelled without payment of any cash consideration therefor, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer or any of their subsidiaries or held in the Issuer’s treasury, which will be cancelled without payment of any consideration therefor, (c) Ordinary Shares (including Ordinary Shares represented by ADSs) recorded under the name of the Depositary as member in the register of members of the Issuer and reserved for issuance and allocation pursuant to the Issuer share incentive plans, which will be cancelled without payment of any consideration therefor (such ordinary shares set forth in (a), (b) and (c), the “Excluded Shares”), and (d) Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Issuer who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (as amended) of the Cayman Islands (the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (as amended) of the Cayman Islands.

On October 11, 2023, the Issuer announced a change of the ratio of its ADS to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifteen ordinary shares effective on or about October 26, 2023. Assuming the completion of such change of ratio, the holder of ADSs (other than the Excluded Shares) shall be entitled to receive US$4.08 in cash per ADS.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (a) the approval of the Merger by the affirmative vote of holders of Ordinary Shares (including Ordinary Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy as a single class at the shareholders meeting of the Issuer or any adjournment or postponement thereof, (b) the aggregate amount of Dissenting Shares shall be less than 15% of the total outstanding Ordinary Shares immediately prior to the Effective Time, and (c) certain regulatory approvals. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares other than the Rollover Shares. If the Merger is completed, the Issuer will become a wholly owned subsidiary of Parent and Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market.

Concurrently with the execution of the Merger Agreement, each of Tianjin Kangyue, CICC Healthcare Investment and other Rollover Shareholders entered into the Support Agreement with Parent, dated as of October 11, 2023, pursuant to which, among other things and subject to the terms and conditions set forth therein, each of Tianjin Kangyue and CICC Healthcare Investment has agreed to (a) vote all Rollover Shares (together with any other Ordinary Shares or equity securities of the Issuer acquired, whether beneficially or of record, by such Rollover Shareholder after the date thereof and prior to the Effective Time, including any Ordinary Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants, or the conversion of any convertible securities or otherwise) held directly or indirectly by them in favor of the authorization and approval of Merger Agreement and transactions contemplated thereunder, and (b) upon the terms and subject to the conditions of the Support Agreement, cancel the Rollover Shares beneficially owned by him or it and receive no cash consideration for cancellation of the Rollover Shares in accordance with the Merger Agreement in exchange for newly issued shares in Parent.

Concurrently with the execution of the Merger Agreement, each of Tianjin Kangyue, CICC Healthcare Investment and other Sponsors entered into (a) certain Equity Commitment Letters, pursuant to which the Sponsors will provide or cause to be provided, subject to the terms and on the conditions set forth therein, equity financing to Parent in an aggregate amount of up to US$52.4 million in connection with the Merger, and (b) certain Limited Guarantees in favor of the Issuer or Genetron Beijing with respect to each Sponsor’s respective portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer and/or Genetron Beijing by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

After the Effective Time, Parent will be beneficially owned by the Sponsors and other Rollover Shareholders.

CUSIP No. 37186H100

Concurrently with the execution of the Merger Agreement, Mr. Sizhen Wang and the Sponsors entered into an interim investor agreement (the “Interim Investor Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger.

If the Merger is carried out and consummated, the Ordinary Shares of the Issuer will no longer be traded on the Nasdaq Global Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Merger will be consummated. In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

References to the Merger Agreement, Interim Investors Agreement, Support Agreement, and the Equity Committee Letters and Limited Guarantees issued and delivered by each of Tianjin Kangyue and CICC Healthcare Investment in this Schedule 13D do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, Interim Investors Agreement, Support Agreement, and the Equity Committee Letters and Limited Guarantees issued and delivered by Tianjin Kangyue and CICC Healthcare Investment, copies of which are attached hereto as Exhibits 2 to 8 incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer by each of the Reporting Persons as of the date hereof.

				Number of Ordinary Shares Beneficially Owned by Each Reporting Person with:
Reporting Person	Amount Beneficially Owned(1)		Percent of Class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	(in Ordinary Shares)
CICC Listco	57,824,500	(3), (4)	12.6%	0	57,824,500	0	57,824,500
CICC Capital Management	57,824,500	(3), (4)	12.6%	0	57,824,500	0	57,824,500
CICC Kangzhi	44,165,500	(3)	9.6%	0	44,165,500	0	44,165,500
CICC Kangrui	44,165,500	(3)	9.6%	0	44,165,500	0	44,165,500
Tianjin Kangyue	44,165,500	(3)	9.6%	0	44,165,500	0	44,165,500
CICC International	13,659,000	(4)	3.0%	0	13,659,000	0	13,659,000
CICC Capital Cayman	13,659,000	(4)	3.0%	0	13,659,000	0	13,659,000
CICC HIM	13,659,000	(4)	3.0%	0	13,659,000	0	13,659,000
CICC Healthcare Investment	13,659,000	(4)	3.0%	0	13,659,000	0	13,659,000

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act, as amended.

(2)	Percentage is calculated based on the total number of 457,743,530 Ordinary Shares issued and outstanding as of March 31, 2023 as disclosed in the annual report on Form 20-F filed with the SEC by the Issuer on May 12, 2023.

(3)	Represents 44,165,500 Ordinary Shares held of record by Tianjin Kangyue.

(4)	Represents 13,659,000 Ordinary Shares held of record by CICC Healthcare Investment.

CUSIP No. 37186H100

The investment and voting decisions with respect to the Ordinary Shares held by Tianjin Kangyue are made by CICC Kangzhi through an investment committee of CICC Kangrui, currently consisting of four individuals, three of whom are employed by CICC Capital Management. CICC Kangrui is a limited partner of Tianjin Kangyue, of which the general partner is CICC Kangzhi. CICC Kangzhi is also a general partner of Tianjin Kangyue and is controlled by CICC Capital Management through contractual arrangements.

The general partner of CICC Healthcare Investment is CICC HIM, which is in turn controlled by CICC Capital Cayman. The investment and voting decisions with respect to the Ordinary Shares held by CICC Healthcare Investment are made by an investment committee of CICC HIM, currently consisting of four individuals, all employed by CICC Capital Management, three of whom are the same individuals that serve on the investment committee of CICC Kangrui described above.

CICC Listco holds 100% of CICC Capital Management and CICC International, which in turn holds 100% of CICC Capital Cayman.

CICC Kangzhi and CICC Kangrui may be deemed to beneficially own the Ordinary Shares held by Tianjin Kangyue.

Each of CICC Listco, CICC International, CICC Capital Cayman and CICC HIM may be deemed to beneficially own the Ordinary Shares held by CICC Healthcare Investment.

Each of CICC Listco and CICC Capital Management may be deemed to beneficially own the Ordinary Shares held by Tianjin Kangyue and CICC Healthcare Investment.

Because of the arrangements in the Interim Investors Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Ordinary Shares.

(c) To the best of the Reporting Persons’ knowledge, except as set forth herein, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 5(a)-(b).

(d) To the best knowledge of the Reporting Persons, except as set forth herein, no person (other than the Reporting Persons) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the principal terms of the Merger Agreement, Interim Investors Agreement, Support Agreement, Equity Committee Letters and Limited Guarantees under Item 4 are incorporated herein by reference to this Item 6 in their entirety. Copies of the Merger Agreement, Interim Investors Agreement, Support Agreement, and the Equity Committee Letters and Limited Guarantees issued and delivered by Tianjin Kangyue and CICC Healthcare Investment are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 37186H100

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated October 20, 2023, by and among CICC Capital Management Co., Ltd., CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership), Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Capital (Cayman) Limited, CICC Healthcare Investment Management Limited and CICC Healthcare Investment Fund, L.P.

2	Agreement and Plan of Merger dated October 11, 2023 by and among Genetron Holdings Limited as the Issuer, New Genetron Holding Limited as Parent and Genetron New Co Limited as Merger Sub (incorporated by reference to Exhibit 99.2 to Form 6-K furnished to the SEC by the Issuer on October 11, 2023)

3	Interim Investors Agreement dated October 11, 2023 by and among Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Healthcare Investment Fund, L.P., and other Consortium Members named therein, New Genetron Holding Limited as Parent and Genetron New Co Limited Merger Sub

4	Rollover and Support Agreement dated October 11, 2023 by and among Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Healthcare Investment Fund, L.P., the other Rollover Shareholders named therein and New Genetron Holding Limited as Parent

5	Equity Commitment Letter dated October 11, 2023 between Tianjin Kangyue Business Management Partnership (Limited Partnership) and New Genetron Holding Limited

6	Equity Commitment Letter dated October 11, 2023 between CICC Healthcare Investment Fund, L.P. and New Genetron Holding Limited

7	Limited Guarantee dated October 11, 2023 issued and delivered by Tianjin Kangyue Business Management Partnership (Limited Partnership)

8	Limited Guarantee dated October 11, 2023 issued and delivered by CICC Healthcare Investment Fund, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2023

CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED

By:	/seal/ China International Capital Corporation Limited

/s/ Zhaohui Huang
	Name:	Zhaohui Huang
	Title:	President

CICC CAPITAL MANAGEMENT CO., LTD.

By:	/seal/ CICC Capital Management Co., Ltd.

/s/ Junbao Shan
	Name:	Junbao Shan
	Title:	Chairman of Board of Directors

CICC KANGZHI (NINGBO) EQUITY INVESTMENT MANAGEMENT CO., LTD.

By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

CICC KANGRUI (NO.1) NINGBO EQUITY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP)

By:	CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

[Signature Page to Schedule 13D – Genetron Holdings Limited]

TIANJIN KANGYUE BUSINESS MANAGEMENT PARTNERSHIP (LIMITED PARTNERSHIP)

By:	CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:	/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

CHINA INTERNATIONAL CAPITAL CORPORATION (INTERNATIONAL) LIMITED

By:	/seal/ China International Capital Corporation (International) Limited

/s/ Wing Fai Joseph Wong
	Name:	Wing Fai Joseph Wong
	Title:	Authorized Signatory

CICC CAPITAL (CAYMAN) LIMITED

By:	/s/ Junbao Shan
	Name:	Junbao Shan
	Title:	Director

CICC HEALTHCARE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director

CICC HEALTHCARE INVESTMENT FUND, L.P.,
acting through its general partner, CICC Healthcare Investment Management Limited

By:	/s/ Xia Wu
	Name:	Xia Wu
	Title:	Director of CICC Healthcare Investment Management Limited

[Signature Page to Schedule 13D – Genetron Holdings Limited]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

In this Schedule A, “CICC Listco” refers to China International Capital Corporation Limited, “CICC Capital Management” refers to CICC Capital Management Co., Ltd.; “CICC Kangzhi” refers to CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.; “CICC International” refers to China International Capital Corporation (International) Limited; “CICC Capital Cayman” refers to CICC Capital (Cayman) Limited; and “CICC HIM” refers to CICC Healthcare Investment Management Limited.

Directors and Officers of CICC Listco

The table below sets forth the name and present principal occupation or employment of each director and executive officer of CICC Listco. Unless otherwise indicated below, the business address of each such person is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China (“PRC”), and each such person is a citizen of the PRC. The business address of Zhaohui Huang, Jiaxing Zhou and Kui Ma is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. Zhaohui Huang and Kong Ping Albert Ng are citizens of Hong Kong Special Administrative Region (“SAR”), PRC. Peter Hugh Nolan is a citizen of United Kingdom. Gang Chu is a citizen of United States of America.

Name	Present Principal Occupation or Employment
Directors:
Rujun Shen	Chairman of the Board of Directors and Non-executive Director of CICC Listco
Zhaohui Huang	Executive Director and President of CICC Listco
Lixia Tan	Non-executive Director of CICC Listco
Wenwu Duan	Non-executive Director of CICC Listco
Wei Zhang	Non-executive Director of CICC Listco
Lingyan Kong	Non-executive Director of CICC Listco, Director of CICC Capital Management
Yu Zhou	Independent Non-executive Director of CICC Listco
Kong Ping Albert Ng	Independent Non-executive Director of CICC Listco
Zhengfei Lu	Independent Non-executive Director of CICC Listco
Peter Hugh Nolan	Independent Non-executive Director of CICC Listco

Executive Officers:
Zhaohui Huang	Executive Director and President of CICC Listco
Gang Chu	Chief Operating Officer of CICC Listco; Director of CICC Capital Management; Director of CICC International
Bo Wu	Chief Financial Officer of CICC Listco; Director of CICC International
Long Cheng	Chief Information Officer of CICC Listco
Jiaxing Zhou	Chief Compliance Officer of CICC Listco
Fengwei Zhang	Chief Risk Officer of CICC Listco
Kui Ma	Financial Controller of CICC Listco; Director of CICC Capital Management; Director of CICC International

Schedule A-1

Directors and Executive Officers of CICC Capital Management

The table below sets forth the name and present principal occupation or employment of each director and executive officer of CICC Capital Management. The business address of Lingyan Kong, Gang Chu, Kai Luo and Jing Zhou is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC. The business address of Junbao Shan and Liang Long is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. The business address of Kui Ma is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. Unless otherwise indicated below, each such person is a citizen of the PRC. Gang Chu is a citizen of United States of America.

Name	Present Principal Occupation or Employment
Directors:
Lingyan Kong	Director of CICC Capital Management, Non-executive Director of CICC Listco
Junbao Shan	Director and Chairman of Board of Directors of CICC Capital Management; Director of CICC Capital Cayman
Kui Ma	Director of CICC Capital Management; Director of CICC International; Financial Controller of CICC Listco
Gang Chu	Director of CICC Capital Management; Chief Operating Officer of CICC Listco; Director of CICC International
Liang Long	Director and Manager of CICC Capital Management

Executive Officers:
Junbao Shan	Director and Chairman of Board of Directors of CICC Capital Management; Director of CICC Capital Cayman
Kai Luo	Finance Director of CICC Capital Management
Jing Zhou	Head of Compliance and Risk Control of CICC Capital Management

Directors and Executive Officers of CICC Kangzhi

The table below sets forth the name and present principal occupation or employment of the director of CICC Kangzhi. CICC Kangzhi does not have any executive officers. The business address of Xia Wu is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. Xia Wu is a citizen of PRC.

Name	Present Principal Occupation or Employment
Director:
Xia Wu	Director of CICC Kangzhi; Director of CICC HIM

Executive Officer:
N/A

Schedule A-2

Directors and Executive Officers of CICC International

The table below sets forth the name and present principal occupation or employment of each director of CICC International. CICC International does not have any executive officers. Unless otherwise indicated below, the business address of each such person is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong, and each such person is a citizen of the PRC. The business address of Xinhan Xia is 25th Floor, 125 Old Broad Street, London EC2N 1AR, United Kingdom. The business address of Gang Chu, Qingchuan Liu, Bo Wu and Nan Sun is 27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC. Xinhan Xia is a citizen of the United Kingdom. Gang Chu is a citizen of United State of America. King Fung Wong is a citizen of Hong Kong SAR, PRC and the United Kingdom.

Name	Present Principal Occupation or Employment
Directors:
Xinhan Xia	Director of CICC International
Kui Ma	Director of CICC International; Director of CICC Capital Management; Financial Controller of China CICC Listco
Gang Chu	Director of CICC International; Chief Operating Officer of CICC Listco; Director of CICC Capital Management
King Fung Wong	Director of CICC International; Director of CICC Capital Cayman
Qingchuan Liu	Director of CICC International
Bo Wu	Director of CICC International; Chief Financial Officer of CICC Listco
Nan Sun	Director of CICC International
Hanfeng Wang	Director of CICC International

Executive Officer:
N/A

Directors and Executive Officers of CICC Capital Cayman

The table below sets forth the name and present principal occupation or employment of each director of CICC Capital Cayman. CICC Capital Cayman does not have any executive officers. The business address of Soon Wei Stephen Ng is 6 Battery Road, #33-01, Singapore 049909. The business address of King Fung Wong is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. The business address of Junbao Shan is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. Soon Wei Stephen Ng is a citizen of Singapore. King Fung Wong is a citizen of Hong Kong SAR, PRC and the United Kingdom. Junbao Shan is a citizen of PRC.

Name	Present Principal Occupation or Employment
Directors:
Soon Wei Stephen Ng	Director of CICC Capital Cayman
King Fung Wong	Director of CICC Capital Cayman; Director of CICC International
Junbao Shan	Director of CICC Capital Cayman; Director and Chairman of Board of Directors of CICC Capital Management

Executive Officer:
N/A

Directors and Executive Officers of CICC HIM

The table below sets forth the name and present principal occupation or employment of each director of CICC HIM. CICC HIM does not have any executive officers. The business address of Xia Wu is 25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC. The business address of Jin Wang is 29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong. The business address of Ho Man Vienna Lit is 6 Battery Road, #33-01, Singapore 049909. Xia Wu is a citizen of PRC. Jin Wang is a citizen of Hong Kong SAR, PRC. Ho Man Vienna Lit is a citizen of Hong Kong SAR, PRC.

Name	Present Principal Occupation or Employment
Directors:
Xia Wu	Director of CICC HIM; Director of CICC Kangzhi
Jin Wang	Director of CICC HIM
Ho Man Vienna Lit	Director of CICC HIM

Executive Officer:
N/A

Schedule A-3